Zomo.fit Corp.

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 5

Statement of Cash Flows 7

Notes to the Financial Statements 8

TESSERACT ADVISORY GROUP

<u>Independent Accountant's Review Report</u>

Arnab Raychaudhuri
Zomo.fit Corp.
New York, NY

We have reviewed the accompanying financial statements of Zomo.fit Corp. (the company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether

we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Zomo.fit Corp. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 6 to the financial statements, the company has incurred losses to date, will require ongoing capital to invest in growth and software development and is not currently generating revenue and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management’s evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

____

Philip Debaugh, CPA

OWINGS MILLS, MD
February 21, 2022

Zomo.fit Corp.

Balance Sheet

As of December 31, 2021 and 2020

	2021 $	2020 $
Assets		
Current Assets		
Cash and cash equivalents	130,797	16,925
Total Current Assets	130,797	16,925
Noncurrent Assets		
Capitalized software costs	241,495	39,034
Total Noncurrent Assets	241,495	39,034
Total Assets	372,292	55,959
Liabilities & Stockholders' Equity		
Liabilities		
Noncurrent Liabilities		
SAFE obligations	380,000	25,000
Total Noncurrent Liabilities	380,000	25,000
Total Liabilities	380,000	25,000
Stockholders' Equity		
Equity		
Equity Attributable to Parent		
Preferred Stock, authorized 10,000,000 shares; zero shares issued and outstanding at December 31, 2021 and 2020; par value of $0.00001 per share		
Common Stock, authorized 20,000,000 shares; zero shares issued and outstanding at December 31, 2021 and 2020; par value of $0.00001 per share		
Additional paid-in capital	5,388	33,098
Accumulated Deficit	(13,096)	(2,139)
Total Equity Attributable to Parent	(7,708)	30,959
Total Stockholders' Equity	(7,708)	30,959
Total Liabilities & Stockholders' Equity	372,292	55,959

Zomo.fit Corp.

Statement of Income

For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Operating Expenses		
Advertising and promotion	1,234	
Communications and information technology	2,207	247
Professional services and licensing	2,713	1,892
Equipment	2,261	
Travel	5	
Other operating (income) expense	2,537	
Total Operating Expenses	10,957	2,139
Net Income (Loss)	(10,957)	(2,139)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Zomo.fit Corp.

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2021 and 2020

	Additional Paid-In Capital $	Accumulated Deficit $	Total Stockholders' Equity $
Net income (loss)	-	(2,139)	(2,139)
Capital Contributions	33,098	-	33,098
Balance at December 31, 2020	33,098	(2,139)	30,959
Net income (loss)	-	(10,957)	(10,957)
Conversion of Contributed Capital to SAFE	(27,712)	-	(27,712)
Total	5,386	(13,096)	(7,710)

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Zomo.fit Corp.

Statement of Cash Flows

For the years ended December 31, 2021 and 2020

	2021 $	2020 $
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(10,957)	(2,139)
Cash Flows from Investing Activities		
Capitalized cost of internally developed software	(202,461)	(39,034)
Cash Flows from Financing Activities		
Additional Paid In Capital	(27,710)	33,098
Issuance of SAFE Agreements	355,000	25,000
Net Cash Provided by (Used in) Financing Activities	327,290	58,098
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	113,872	16,925
Cash, cash equivalents, and restricted cash at beginning of year	16,925	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	130,797	16,925

Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	130,797	16,925

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Zomo.fit Corp. (the Company) was incorporated in the State of Delaware on September 18, 2020. The Company has developed an app for live fitness classes that allows for scheduling and integrated payment processing. The app offers a free plan as well as a starter and pro plan that allow for advanced functionality and increased number of clients for fitness training professionals.

The Company plans to issue a securities offering under Regulation CF. The securities offering will be listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. The Company expects to begin accepting investments upon filing these the required Form C with the US Securities and Exchange Commission.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. The Company does not have any cash other than deposit accounts held at federally insured institutions.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The amounts reported for cash and cash equivalents are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature.

f. Software development costs

The Company capitalizes the costs of software acquired from third parties and qualifying internal computer software costs incurred during the application development stage in accordance with *FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. Costs incurred in the preliminary project stage and post-implementation-operation stage, which includes maintenance and training costs, are expensed as incurred. For financial reporting purposes, capitalized software costs are amortized by the straight-line method generally over5 years.. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period. See Note 3 – Internally developed software for additional information.

The Company reviews its long-lived assets, including capitalized software used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss. Based

on this assessment there was no impairment for December 31, 2021, and 2020.

g. Income taxes

The Company applies *FASB ASC 740 Income Taxes (“ASC 740”)*. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company’s provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. As the Company incurred an operating loss in 2020 and 2021, there is no accrued liability for income taxes at December 31, 2021.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the states of Delaware and New York.

h. Organizational costs

In accordance with FASB *ASC 720*, organizational costs, including legal fees and costs of incorporation, are expensed as incurred.

i. Comprehensive income

The Company does not have any comprehensive income items other then net income.

j. Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize on its balance sheet a rightof-use asset and a lease liability under most operating leases. This ASU is effective for new leases entered into after January 1, 2022. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of this ASU 2016-02 will have on its financial position, results of operations, or cash flows.

2. SAFE obligations

Since inception, the Company has issued Simple Agreements for Future Equity ("SAFE") obligations. The agreements bear no interest and provide a right to the holder to future equity in the Company in the form of Preferred Stock. Preferred Stock are shares having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

If there is an Equity Financing, on the initial closing of such Equity Financing, these SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

If there is a Liquidity Event, the holders of the SAFEs will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

If there is a Dissolution Event, the holders of the SAFEs will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the

consummation of the Dissolution Event.

The SAFEs will automatically terminate immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to an equity financing event; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a liquidity or dissolution event.

As of December 31, 2021 and 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2021 and 2020, the Company had $380,000 and $25,000 of SAFE obligations outstanding, respectively, with valuation caps between $4,00,000 and $8,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 and 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments.

3. Internally developed software

The Company has planned and developed an application for users to host and attend classes, set timers, play music, schedule and accept payments. The application has gone through multiple rounds of testing with contractors and potential end users and is expected to begin generating revenue in early 2022. Accordingly, development costs are currently being capitalized and the amortization will begin once the software is in service. The amount of internally developed software as of December 31, 2021 and 2020 was $202,461 and $39,034, respectively.

4. Stockholders' equity

a. Description of shares

Per the Company's Certificate of Incorporation, the Company shall have authority to issue 30,000,000 shares of all classes of stock, of which 20,000,000 shares of par value $0.00001 per share shall be designated as Common Stock and 10,000,000 shares of par value $0.00001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors

(authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

b. Shares outstanding

As of December 31, 2021 and 2020, the Company had authorized 20,000,000 shares of common stock at $0.00001 par value and has zero shares of common stock issued and outstanding.

As of December 31, 2021 and 2020, the Company had authorized 10,000,000 shares of preferred stock stock at $0.00001 par value and has zero shares of common stock issued and outstanding.

5. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company incurred losses from operations of $10,957 and has total accumulated losses of $13,096 since inception. The Company will require significant capital for continued software development, advertising and other operational expenses. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a

going concern.

7. Subsequent Events

Management has evaluated subsequent events through February 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.